Exhibit 99.1

Nano Dimension Reports 2020 Third Quarter Financial Results

Conference call to be held today at 9:00 a.m. EST

Sunrise, Florida, November 12, 2020 – Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced financial results for the third quarter ended September 30, 2020.

Nano Dimension reported revenues of $438,000 for the third quarter of 2020. The Company ended the quarter with a cash and deposits balance of $45,720,000 (including short and long-term unrestricted bank deposits), while net loss for the third quarter was $20,716,000 and negative adjusted EBITDA for the third quarter was $3,373,000.

“These are not disappointing results per se,” said Yael Sandler, Chief Financial Officer of Nano Dimension. “As we have projected starting April 2020, the reduced revenues in 2020 as a result of the COVID-19 pandemic being prolonged and re-emerging crises, were in fact expected to be lower than we have achieved. Actually, in APAC, the revenues have seemed to already start a modest recovery in the fourth quarter of 2020. We believe that the United States is still in a process of downswing of capital expenditures under the influence of the COVID-19 pandemic, and European prospective customers are sinking back toward a commercial stand still, under the effects of its second wave. As the market stagnation is prolonged, understandably hesitant and/or careful customers tend to delay investments in breakthrough, new prototyping and fabrication technologies of unique Hi-PEDs™ (High Performance Electronic Devices). While the phenomena are clear and present, they are probably temporary,” concluded Ms. Sandler.

Mr. Yoav Stern, Chief Executive Officer and President of Nano Dimension commented: “The expectation of our market growth has not changed, and we believe that this is a interim delay. We expect the mid-term slow-down effect to act like a “sling shot” once COVID-19 will start to phase-out.1 The pressure of the trade struggles with the East is already creating an interest for reshoring electronic manufacturing. Nano Dimension technology is ideally positioned as our 3D printing machines for Hi-PEDs™ are an environmentally friendly non-polluting fabrication and overnight prototyping methodology, fitting for setting up fabrication facilities in-house on the western continents.”

Mr. Stern concluded: “As per above, we are not judging, at this point, our success by quarterly revenues. That will come later. Nano Dimension operates along an expected fail-safe investment model, where upside may resemble Biotech investments, but, contrary to those, downside in case of failure at any stage is somewhat hedged and hence protected. We have sold 60 machines already, mostly to leading blue chip defense, academic and commercial organizations worldwide. It is reasonable to assume that in case a decision is made at the right time, a sale of our existing business at improving multiples, as per future stages, is a doable task. On the upside, an exponential growth post COVID-19 may lead us to an unprecedented leadership role. Our future “Stages” as defined at this point (subject to adjustment based on advancement in R&D) are: Stage I: Materials at Commercial-Specs, Stage II: Materials at Industrial-Specs, Stage III: Materials at Mil-Specs, Stage IV: Low Production Volume 3D-System, Stage V: Medium Production Volume 3D-System.”

1 IDTechEX (2019): The total market for 3D printed electronics will be worth $2.3 billion by 2029 and will be dominated by the professional PCB prototyping market segment. The educational and industrial production market segments will continue to grow steadily.

The market for professional PCB prototyping is currently growing very rapidly, almost entirely due to market leader Nano Dimension, and has already overtaken the consumer and education. This growth will slow but this market segment will become the largest by 2020.

DataM Intelligence (2018): Analysts predict 3D printed electronics will be the next high-growth application for product innovation: 2017 3D printed electronics market size is estimated at $176 million, expected to reach $592 million in 2021 and up to $2.4 billion by 2025.

Transparency Market Research (2018): The global 3D printed electronics market was valued at US$ 137.1 million in 2017 and is expected to expand at a CAGR of 44.46% from 2018 to 2026, reaching $ 3.9 billion by the end of the forecast period.

Third Quarter 2020 Financial Results

●	Total revenues for the third quarter of 2020 were $438,000, compared to $288,000 in the second quarter of 2020, and $2,243,000 in the third quarter of 2019. The decrease is attributed to continuing delays in identified transactions of DragonFly systems, which the Company primarily attributes to the impact of COVID-19.

●	Research and development (R&D) expenses for the third quarter of 2020 were $2,556,000, compared to $1,895,000 in the second quarter of 2020, and $2,083,000 in the third quarter of 2019. The increase compared to both the second quarter of 2020 and the third quarter of 2019 is attributed to an increase in payroll and related expenses, as the Company is temporarily shifting resources from sales and marketing to product enhancements, as well as an increase in share-based payment expenses.

●	Sales and marketing (S&M) expenses for the third quarter of 2020 were $2,475,000, compared to $930,000 in the second quarter of 2020, and $1,217,000 in the third quarter of 2019. The increase compared to both the second quarter of 2020 and the third quarter of 2019 is attributed to an increase in share-based payment expenses.

●	General and administrative (G&A) expenses for the third quarter of 2020 were $14,805,000, compared to $908,000 in the second quarter of 2020, and $799,000 in the third quarter of 2019. The increase compared to both the second quarter of 2020 and the third quarter of 2019 is attributed to an increase in share-based payment expenses. In the third quarter of 2020, we recognized share-based payment expenses of approximately $13,617,000 with respect to warrants granted to our CEO and President and to one of our directors.

●	Net loss for the third quarter of 2020 was $20,716,000, or $0.45 per share, compared to $8,265,000, or $0.27 per share, in the second quarter of 2020, and $4,308,000, or $1.21 per share, in the third quarter of 2019. The increase compared to both the second quarter of 2020 and the third quarter of 2019 is mainly attributed to share-based payment expenses of approximately $15,852,000 that were recognized in the third quarter of 2020.

Nine Months Ended September 30, 2020 Financial Results

●	Total revenues for the nine months ended September 30, 2020 were $1,428,000, compared to $5,093,000 in the nine months ended September 30, 2019. The decrease is attributed to less sales of DragonFly systems, which the Company primarily attributes to the impact of COVID-19.

●	R&D expenses for the nine months ended September 30, 2020 were $6,153,000, compared to $6,557,000 in the nine months ended September 30, 2019. The decrease resulted primarily from a decrease in payroll and related expenses and materials expenses, partially offset by an increase in share-based payment expenses.

●	S&M expenses for the nine months ended September 30, 2020 were $4,224,000, compared to $4,088,000 in the nine months ended September 30, 2019. The increase is mainly attributed to an increase in share-based payment expenses, partially offset by a decrease in marketing and advertising expenses.

●	G&A expenses for the nine months ended September 30, 2020 were $16,748,000, compared to $2,389,000 in the nine months ended September 30, 2019. The increase is mainly attributed to an increase in share-based payment expenses. In the nine months ended September 30, 2020, we recognized share-based payment expenses of approximately $13,617,000 with respect to warrants granted to our CEO and President and to one of our directors.

●	Net loss for the nine months ended September 30, 2020 was $31,055,000, or $1.11 per share, compared to $6,972,000, or $2.08 per share, in the nine months ended September 30, 2019. The increase is mainly attributed to share-based payment expenses of approximately $16,797,000 that were recognized in the nine months ended September 30, 2020.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short and long-term bank deposits totaled $45,720,000 as of September 30, 2020, compared to $3,894,000 as of December 31, 2019. The increase compared to December 31, 2019, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares, less cash used in operations, during the nine months ended September 30, 2020.

●	Shareholders’ equity totaled $52,691,000 as of September 30, 2020, compared to $11,602,000 as of December 31, 2019.

Conference call information

The Company will host a conference call to discuss these financial results today, November 12, 2020, at 9:00 a.m. EST (4:00 p.m. IDT). Investors interested in participating are invited to register for the conference call here: https://dpregister.com/sreg/10149108/db3a251138. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the expected impact of the COVID-19 pandemic and the expected growth once it starts to phase out, the expected recovery of its revenues, including in APAC, its investment model, potential sale at improving multiples and its future stages. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	September 30,		December 31,
	2019	2020	2019(*)
(In thousands of USD)
Assets
Cash and cash equivalents	5,466	21,020	3,894
Bank deposits		16,300
Restricted deposits	31	60	31
Trade receivables	2,348	568	1,816
Other receivables	458	661	570
Inventory	3,620	4,032	3,543
Total current assets	11,923	42,641	9,854

Bank deposits	-	8,400	-
Restricted deposits	359	379	377
Property plant and equipment, net	4,979	4,735	4,743
Right of use asset	4,054	2,478	2,673
Intangible assets	5,404	4,633	5,211
Total non-current assets	14,796	20,625	13,004
Total assets	26,719	63,266	22,858

Liabilities
Trade payables	487	842	850
Other payables	3,448	4,420	3,575
Total current liabilities	3,935	5,262	4,425

Liability in respect of government grants	811	883	1,044
Lease liability	3,476	1,829	2,089
Liability in respect of warrants and rights of purchase	7,575	2,601	3,698
Total non-current liabilities	11,862	5,313	6,831
Total liabilities	15,797	10,575	11,256

Equity
Share capital	5,559	66,252	6,441
Share premium and capital reserves	64,023	77,535	65,202
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(58,582)	(91,018)	(59,963)
Total equity	10,922	52,691	11,602
Total liabilities and equity	26,719	63,266	22,858

(*) The December 31, 2019 balances were derived from the Company’s audited annual financial statements.

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,			For the Three-Month Period Ended September 30,			For the Year ended December 31,
	2019	2020		2019	2020		2019(*)

Revenues	5,093	1,428		2,243	438		7,070

Cost of revenues	3,183	890		1,224	301		4,312

Cost of revenues - amortization of intangible	579	579		193	193		772

Total cost of revenues	3,762	1,469		1,417	494		5,084

Gross profit (loss)	1,331	(41)		826	(56)		1,986

Research and development expenses, net	6,557	6,153		2,083	2,556		8,082

Sales and marketing expenses	4,088	4,224		1,217	2,475		5,469

General and administrative expenses	2,389	16,748	(**)	799	14,805	(**)	3,270

Operating loss	(11,703)	(27,166)		(3,273)	(19,892)		(14,835)

Finance income	6,923	171		100	41		8,765

Finance expense	2,192	4,060		1,135	865		2,283

Total comprehensive loss	(6,972)	(31,055)		(4,308)	(20,716)		(8,353)

Basic loss per share (after 1:50 reverse split effective June 29, 2020)	(2.08)	(1.11)		(1.21)	(0.45)		(2.38)

(*) The December 31, 2019 balances were derived from the Company’s audited annual financial statements.

(**) The general and administrative expenses include share-based payment expenses of approximately $14,547 in the nine months ended September 30, 2020, and approximately $13,977 in the third quarter of 2020.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the nine months ended September 30, 2020:
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Issuance of ordinary shares, net	55,512	(9,743)	--	--	--	45,769
Conversion of convertible notes	2,013	(78)	--	--	--	1,935
Exercise of warrants and options	2,286	2,867	--	--	--	5,153
Share-based payments	--	19,287	--	--	--	19,287
Net loss	--	--	--	--	(31,055)	(31,055)

Balance as of September 30, 2020	66,252	77,535	(1,509)	1,431	(91,018)	52,691

For the three months ended September 30, 2020:
Balance as of July 1, 2020	66,236	61,748	(1,509)	1,431	(70,302)	57,604
Exercise of options	16	(16)	--	--	--	--
Share-based payments	--	15,803	--	--	--	15,803
Net loss	--	--	--	--	(20,716)	(20,716)

Balance as of September 30, 2020	66,252	77,535	(1,509)	1,431	(91,018)	52,691

Non-IFRS measures

The following is a reconciliation of EBITDA and adjusted EBITDA to net loss:

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the Year ended December 31,
	2019	2020	2019	2020	2019
Net loss	6,972	31,055	4,308	20,716	8,353
Interest income	-	(52)	-	(52)	-
Depreciation and amortization	2,038	1,958	702	667	2,666
EBITDA	(4,934)	(29,149)	(3,606)	(20,101)	(5,687)
Non-cash financial expense (income), net	(6,424)	3,941	566	876	(8,175)
Share-based payments	367	16,797	174	15,852	439
Adjusted EBITDA	(10,991)	(8,411)	(2,866)	(3,373)	(13,423)

EBITDA

EBITDA is a non-IFRS measure and is defined as earnings before interest expense (income), income tax, depreciation and amortization. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before non-cash financial expense (income), income tax, depreciation and amortization, and share based payments. Non-cash financial expenses (income), net include exchange rate differences, finance expense (income) for revaluation of liability in respect of government grants, finance expense (income) for revaluation of liability in respect of warrants and rights to purchase, as well as changes in lease liability. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting non-cash financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it’s widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share based payments.

EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do.